Exhibit 4.1
Wipro Limited — Results for the Quarter & Nine months ended December 31, 2008
WIPRO LIMITED — CONSOLIDATED AUDITED SEGMENT
REPORT FOR THE QUARTER AND
NINE MONTHS ENDED DECEMBER 31, 2008

						(Rs. in Million)

							Year ended
	Quarter ended December 31,			Nine months ended December 31,			March 31,
Particulars	2008	2007	Growth%	2008	2007	Growth%	2008
Revenues
IT Services	50,792	38,904	31%	142,338	105,420	35%	146,626
IT Products	8,369	6,716	25%	25,854	18,562	39%	26,400
Consumer Care and Lighting	5,270	4,347	21%	15,666	10,399	51%	15207
Others	1,919	3,122		7,675	8,419		11,691
Eliminations	(167)	(64)		(609)	(227)		(349)
TOTAL	66,183	53,025	25%	190,924	142,573	34%	199,575
Profit before Interest and Tax — PBIT
IT Services	10,449	8,316	26%	29,594	22,649	31%	31,290
IT Products	431	298	45%	1,109	852	30%	1,227
Consumer Care and Lighting	613	525	17%	1,865	1,270	47%	1,900
Others	(242)	296		(38)	485		770
TOTAL	11,251	9,435	19%	32,530	25,256	29%	35,187
Interest and Other Income, Net	295	176		882	1,702		1,883

Profit Before Tax	11,546	9,611	20%	33,412	26,958	24%	37,070

Income Tax expense including Fringe Benefit Tax	(1,605)	(1,100)		(4,792)	(3,150)		(4,550)

Profit before Share in earnings of associates and minority interest	9,941	8,511	17%	28,620	23,808	20%	32,520
Share in earnings of associates	114	40		327	233		333
Minority interest	(16)	(11)		(50)	(8)		(24)

PROFIT AFTER TAX	10,039	8,540	18%	28,897	24,033	20%	32,829

EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	6.90	5.88		19.87	16.56		22.62
Diluted (in Rs.)	6.89	5.86		19.79	16.48		22.51

Operating Margin
IT Services	20.6%	21.4%		20.8%	21.5%		21.3%
IT Products	5.1%	4.4%		4.3%	4.6%		4.6%
Consumer Care and Lighting	11.6%	12.1%		11.9%	12.2%		12.5%
TOTAL	17.0%	17.8%		17.0%	17.7%		17.6%
CAPITAL EMPLOYED
IT Services and Products	99,503	87,125		99,503	87,125		93,969
Consumer Care and Lighting	18,848	16,459		18,848	16,459		17,292
Others	63,332	40,597		63,332	40,597		50,659
TOTAL	181,683	144,181		181,683	144,181		161,920
CAPITAL EMPLOYED COMPOSITION
IT Services and Products	55%	60%		55%	60%		58%
Consumer Care and Lighting	10%	11%		10%	11%		11%
Others	35%	28%		35%	28%		31%
TOTAL	100%	100%		100%	100%		100%
RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	44%	41%		42%	44%		44%
Consumer Care and Lighting	13%	13%		14%	17%		19%
TOTAL	25%	27%		25%	28%		27%

Notes to Segment Report:

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	PBIT for the quarter and nine months ended December 31, 2008 is after considering restricted stock unit amortization of Rs. 452 Million and Rs. 1,340 Million respectively (2007: Rs. 303 Million and Rs. 875 Million respectively).

c)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :

		(Rs. in Million)

	As of		As of
	December 31,		March 31,
Particulars	2008	2007	2008
IT Services and Products	58,671	26,340	30,456
Consumer Care and Lighting	4,421	3,505	3,382
Others	17,263	12,623	20,582
	80,355	42,468	54,420

d)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

								(Rs. in Million)

	Quarter ended				Nine months ended				As of
	December 31				December 31				March 31,
Particulars	2008	%	2007	%	2008	%	2007	%	2008	%
India	13,335	20	12,454	24	41,247	22	34,556	24	48,847	24
USA	30,752	46	23,505	44	85,052	45	62,929	44	87,439	44
Europe	14,663	23	12,442	23	43,776	23	34,704	25	48,259	24
Rest of the world	7,433	11	4,624	9	20,849	11	10,384	7	15,030	8
	66,183	100	53,025	100	190,924	100	142,573	100	199,575	100
e)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.
Notes to Audited Financial Statements:
1.	The above audited financial results were approved by the Board of Directors of the Company at its meeting held on January 21, 2009.

2.	Status of Redressal of Complaints received for the period from October 1, 2008 to December 31, 2008

		Opening	Complaints	Complaints
Particulars	Nature	Balance	Received	Disposed	Unresolved
Non- Receipt of Securities	Complaint	0	1	1	0
Non- Receipt of Annual Reports	Complaint	0	5	5	0
Correction / Duplicate Revalidation of dividend warrants	Request	0	104	104	0
SEBI / Stock Exchange Complaints	Complaint	0	1	1	0
Non Receipt of Dividend Warrants	Complaint	0	76	70	6
TOTAL		0	187	181	6

Note:	There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
3.	The above financial results have been prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under historical cost convention on accrual basis, except for certain financial instruments, which are measured on a fair value basis. Uniform accounting practices have been adopted for all the periods except for adoption of Accounting Standard (AS) 30, Financial Instruments: Recognition and Measurement, from April 1, 2008. GAAP comprises Accounting Standards (AS), issued by the Institute of Chartered Accountants of India (ICAI) and other generally accepted accounting principles in India.

The interim financial results have been prepared in accordance with the recognition, measurement and disclosure provisions of AS 25, Interim Financial Reporting issued pursuant to the Companies (Accounting Standards) Rules, 2006.

4.	The total revenues represent the aggregate segment revenue and includes all allocable other income and exchange differences which are reported in other income in the financial statements.

5.	In accordance with AS 21 ‘Consolidated Financial Statements’ and AS 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements’ issued by the Institute of Chartered Accountants of India (ICAI), the condensed consolidated financial statements of Wipro Limited include the financial statements of all Subsidiaries of Wipro Limited which are more than 50% owned and controlled and Associates where the Company has significant influence.

6.	In December 2007, the ICAI issued AS 30, Financial Instruments: Recognition and Measurement. Although AS 30 becomes recommendatory in respect of accounting periods commencing on or after April 1, 2009 and mandatory in respect of accounting periods commencing on or after April 1, 2011, in March 2008 the ICAI announced that the earlier adoption of AS 30 is encouraged. AS 30, along with limited revision to other accounting standards has currently not been notified pursuant to Companies (Accounting Standard) Rules, 2006.

On April 1, 2008, the Company early adopted AS 30 and the limited revisions to other accounting standards which come into effect upon adoption of AS 30.

AS 30 states that particular sections of other accounting standards; AS 4, Contingencies and Events Occurring after Balance sheet Date, to the extent it deals with contingencies, AS 11 (revised 2003), The Effects of Changes in Foreign Exchange Rates, to the extent it deals with the ‘forward exchange contracts’ and AS 13, Accounting for Investments, except to the extent it relates to accounting for investment properties, would stand withdrawn only from the date AS 30 becomes mandatory (April 1, 2011 for the Company). Accordingly, the Company continues to comply with the guidance under these accounting standards; AS 4 — relating to Contingencies, AS 11- relating to Forward Contracts and AS 13 until AS 30 becomes mandatory.
WIPRO LIMITED — CONSOLIDATED
AUDITED FINANCIAL STATEMENTS FOR THE QUARTER
AND NINE MONTHS ENDED DECEMBER 31, 2008

				(Rs. in Million except share data)

		Quarter ended		Nine Months		Year ended
		December 31,		ended December 31,		March 31,
		2008	2007	2008	2007	2008
	Particulars	Audited	Audited	Audited	Audited	Audited
1	Net Income from Sales / Services	66,343	53,396	191,351	143,278	200,397

2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	408	(84)	(654)	(135)	(592)
	b) Consumption of raw materials	5,016	3,940	17,540	12,306	17,090
	c) Purchase of traded goods	5,425	5,734	17,577	13,622	19,765
	d) Other expenditure	33,763	26,324	94,871	71,004	99,016

3	Gross Profit (1-2)	21,731	17,482	62,017	46,481	65,118

4	General and Administrative expenses	4,152	2,890	10,736	7,512	10,602
5	Selling and Distribution expenses	4,577	3,729	13,757	9,863	13,971
6	Depreciation	1,753	1,428	4,993	3,850	5,358

7	Operating Profit before interest (3) — (4+5+6)	11,249	9,435	32,531	25,256	35,187

8	Interest expense	1,090	760	3,016	1,221	1,892
9	Exceptional Items	—	—	—	—	—

10	Operating Profit after interest and Exceptional Items (7-8-9)	10,159	8,675	29,515	24,035	33,295

11	Other Investment income	1,387	936	3,897	2,923	3,775

12	Profit from Ordinary Activities before tax (10+11)	11,546	9,611	33,412	26,958	37,070

13	Tax Expense (Including Fringe Benefits Tax)	1,605	1,100	4,792	3,150	4,550

14	Net Profit from Ordinary Activities after tax (12-13)	9,941	8,511	28,620	23,808	32,520

15	Minority Interest	(16)	(11)	(50)	(8)	(24)
16	Share in Earnings of Associates	114	40	327	233	333
17	Extraordinary items (net of tax expense)	—	—	—	—	—

18	Net Profit for the period (14+15+16-17)	10,039	8,540	28,897	24,033	32,829

19	Paid up equity share capital (Face value Rs. 2 per share)	2,927	2,921	2,927	2,921	2,923
20	Reserves excluding Revaluation Reserves (as per balance sheet) of previous accounting year					113,991

21	EARNINGS PER SHARE (EPS)

	Before extraordinary items (not annualised)
	Basic (in Rs.)	6.90	5.88	19.87	16.56	22.62
	Diluted (in Rs.)	6.89	5.86	19.79	16.48	22.51
	After extraordinary items (not annualised)
	Basic (in Rs.)	6.90	5.88	19.87	16.56	22.62
	Diluted (in Rs.)	6.89	5.86	19.79	16.48	22.51

22	Public shareholding *

	Number of shares	278,949,754	276,575,603	278,949,754	276,575,603	277,096,250
	Percentage of holding	19.06%	18.94%	19.06%	18.94%	18.96%
	Details of expenditure
	Items exceeding 10% of total expenditure Employee Cost	28,012	21,915	79,360	59,528	82,726

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
Notes to Audited Financial Statements (Continued):
Until March 31, 2008, the Company applied the recognition and measurement principles as set out in AS 30 in accounting for derivatives and hedge accounting. Changes in the fair values of derivative financial instruments designated as cash flow hedges were recognized directly in shareholders’ fund and reclassified into the profit and loss account upon the occurrence of the hedged transaction. The Company also designated derivative financial instruments as hedges of net investments in non-integral foreign operation. The portion of the changes in fair value of derivative financial instruments that was determined to be an effective hedge is recognized in the shareholders’ fund and recognized in the profit and loss account upon sale or disposal of related non-integral foreign operation. Changes in fair value relating to the ineffective portion of the hedges and derivatives not designated as hedges were recognized in the profit and loss account as they arose.
As the Company was already applying the principles of AS 30 in respect of its accounting for derivative financial instruments in relation to derivative and hedge accounting, the early adoption of AS 30 did not have a material impact on the Company.
As permitted by AS 30 and the consequent limited revisions to other accounting standards; during the quarter and nine month ended December 31, 2008, the Company designated a yen-denominated foreign currency borrowing amounting to JPY 20 billion, along with a floating for floating Cross-Currency Interest Rate Swap (CCIRS), as a hedging instrument to hedge its net investment in a non-integral foreign operation. In addition the company has also designated yen-denominated foreign currency borrowing amounting to JPY 8 billion along with floating for fixed CCIRS as cash flow hedge of the yen- denominated borrowing and also as a hedge of net investment in a non-integral foreign operation.
Accordingly, the translation gain/(loss) on the foreign currency borrowings and portion of the changes in fair value of CCIRS which are determined to be effective hedge of net investment in non-integral operation aggregating to Rs.677 million and Rs. 2,493 Million for the quarter and nine month ended December 31, 2008, respectively was recognized in translation reserve / hedging reserve in shareholders’ fund. The amount of loss of Rs. 1,429 Million and Rs. 3,245 Million for the quarter and nine months ended December 31, 2008 recognized in translation reserve would be transferred to profit and loss account upon sale or disposal of non-integral foreign operations and the amount of gain recognized in the hedging reserve of Rs. 752 Million would be transferred to profit and loss upon occurrence of the hedged transaction.
In accordance with AS 11, if the Company had continued to recognize translation losses on foreign currency borrowing in the profit and loss account, the foreign currency borrowing would not have been eligible to be combined with CCIRS for hedge accounting.
Consequently the CCIRS also would not have qualified for hedge accounting and changes in fair value of CCIRS would have been recognized in the profit and loss account. As a result profit after tax for the quarter and nine months ended December 31, 2008 would have been lower by Rs. 677 Million and Rs. 2,493 Million respectively.
Derivatives: As of December 31, 2008, the Company had derivative financial instruments to sell USD 1,837 Million, GBP 60 Million, EUR 6 Million and JPY 6,518 Million and buy USD 4 Million relating to highly probable forecasted transactions. As of March 31, 2008, the Company had derivative financial instruments to sell USD 2,497 Million, GBP 84 Million, EUR 24 Million and JPY 7,682 Million relating to highly probable forecasted transactions. As of December 31, 2008, the Company has recognised mark-to-market losses of Rs. 15,749 Million (2008: Rs. 1,097 Million) relating to derivative financial instruments that are designated as effective cash flow hedges in the shareholders’ fund.
In addition to Yen denominated foreign currency borrowing and related CCIRS discussed in Note 4, the Company had derivative financial instruments to sell USD 270 Million and Euro 50 Million designated as hedge of net investment in non-integral foreign operations as of December 31, 2008. For the quarter and nine months ended December 31, 2008, the Company has recognized Mark to market losses of Rs. 1,083 Million and Rs. 3,577 Million respectively (2008: Rs. 495 Million) relating to the above derivative financial instruments in translation reserve in the shareholders’ fund.
As of December 31, 2008, the Company had undesignated derivative financial instruments to sell USD 375 Million, GBP 76 Million and EUR 49 Million and CHF 12 Million. As of March 31, 2008, the Company had undesignated derivative financial instruments to sell USD 414 Million, GBP 58 Million and EUR 39 Million. The Company has recognized mark-to-market gain/ (losses) on such derivative financial instruments through the profit and loss account.
7.	In December 2008, the Company entered into a definitive agreement to acquire 100% shareholding in India based Citi Technology Services Limited (“CTS”) for US $ 127 million. CTS is an India based captive provider of information technology services and solutions to Citi Group worldwide. CTS has a strong competency in Technology Infrastructure Services (TIS) and application development and maintenance for cards, capital markets and corporate banking. The acquisition will enhance Wipro’s capabilities to address TIS business opportunities in the financial service industry. The acquisition was consummated in January 2009.

8.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended December 31, 2008, which are available on our company website www.wipro.com

9.	Pursuant to Clause 41 (VI) (b) (iii) of the Listing Agreement, we inform that we have published consolidated financial results for the quarter ended December 31, 2008. The stand-alone financial results of Wipro Limited for the quarter ended December 31, 2008 and for the period April 1, 2008 to December 31, 2008 have been submitted to the stock exchanges and are available for perusal in our company website at www.wipro.com and in stock exchange’s website of both Mumbai Stock Exchange and National Stock Exchange of India Limited namely www.bseindia.com and www.nseindia.com

	By order of the board	WIPRO LIMITED
Regd. Office: Doddakannelli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore — 560 035.
Date: January 21, 2009	Chairman	www.wipro.com